SKA Securities, Inc.
Financial Statements
For the Year Ended June 30, 2026

SKA Securities, Inc.

June 30, 2026

TABLE OF CONTENTS

S&Co Sanville & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Those Charged With Governance of
SKA Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the "Company") as of June 30, 2026, the related statements of income, changes in stockholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020.
Huntingdon Valley, Pennsylvania
August 25, 2026

SKA Securities, Inc.

Statement of Financial Condition

June 30, 2026

Assets

Cash in checking and savings accounts	$	22,188
Commissions and fees receivable		12,863
Prepaid taxes		188
Prepaid expenses		1,352
Investments, at fair value		40,263
Other assets		1,642
Fixtures and Equipment, net of accumulated depreciation of $648		-
Total Assets	$	78,496

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		1,358
Deferred revenue		4,550
Income tax Liability		108
Deferred tax liability		2,916
Note Payable		1,591
Total Liabilities		10,523
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding		500
Additional paid-in capital		16,500
Treasury Stock, 1 share at cost		(250)
Retained earnings		51,223
Total Stockholders' Equity		67,973
Total Liabilities and Stockholders' Equity	$	78,496

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Income
For the Year Ended June 30, 2026

Revenues		
Commission income	$ 87,980	
Pension plan administration	18,253	
College savings plans	3,605	
Interest Income	494	
Total Revenues		$ 110,332
Cost of sales-commissions		3,672
Gross Profit		106,660
Expenses		
Compensation and benefits	69,209	
Rent	10,800	
Audit fees	9,285	
Dues and subscriptions	2,020	
Regulatory fees	967	
Continuing education	100	
Other expense	1,971	
Insurance and workers compensation	299	
Professional fees	6,000	
Data services	513	
Total Expenses		101,164
Net Income Before Taxes		5,496
Provision for income taxes, current		(661)
Provision for income taxes, deferred		(589)
Net Income		$ 4,246

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2026

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at June 30, 2025	$ 500	$ 16,500	$ 46,977	$ (250)	$ 63,727
Net income	-	-	4,246	-	4,246
Balances at June 30, 2026	$ 500	$ 16,500	$ 51,223	$ (250)	$ 67,973

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2026

Cash Flows From Operating Activities		
Net Income	$	4,246
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid taxes		(130)
Decrease in prepaid expenses		53
Increase in commission and fees receivables		(2,557)
Increase in investment, at fair value		(40,263)
Increase in other assets		(1,507)
Decrease in deferred revenue		(53)
Decrease in income tax payable		(1,550)
Increase in deferred tax liability		590
Increase in accrued expenses		127
Increase in note payable		1,591
Total adjustments		(43,699)
Net Cash Provided by Operating Activities		(39,453)
Net Decrease in Cash		(39,453)
Cash at Beginning of Year		61,641
Cash at End of Year	$	22,188

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	-
Income Taxes	2,185

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2026

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Cleveland, Ohio with the majority of clients located in northeast Ohio. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Commissions - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive commissions paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. There was no depreciation expense incurred in the year ended June 30, 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. For this fiscal year, taxable income exceeds net income recognized for financial statement purposes. Deferred income taxes have been recorded for differences between cash and accrual revenues and expenses which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4-SHORT-TERM INVESTMENTS

At June 30, 2026, the company held one certificate of deposit totaling $40,263, bearing interest at 4% per annum, maturing on September 17, 2026. Accrued interest receivable on the certificate of deposit is unencumbered and fully covered by FDIC deposit insurance. The certificate of deposit is recorded at amortized cost, including accrued interest, which approximates fair value.

NOTE 5 – FIXED ASSETS

Fixed assets are included net of depreciation on the statement of financial condition and consist of the following:

Computer Equipment	$	648
Less accumulated depreciation		(648)
Total fixed assets, net	$	0

NOTE 6 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $960 for the year ended June 30, 2026.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company rents office space for $900 per month and shares administrative costs for $2,821.83 per month through July 17, 2026 and $2,940.12 going forward, with a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $10,800 and administrative costs/outside services amounted to $33,861.96 for the year ended June 30, 2026.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2026 the Company had a net capital of $21,966 which was $16,966 in excess of the required net capital. At June 30, 2026, the Company's ratio of Aggregate Indebtedness to Net Capital was 34.11%.

NOTE 9 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2026 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio, and at the Chicago, Illinois regional office of the Commission.

NOTE 10 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 2,483	$ 540
Local	52	50
	$ 2,535	$ 590

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of income. The Company has a deferred tax liability of $2,916 at June 30, 2026. The deferred tax liability is primarily attributable to outstanding accounts receivable.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2026, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2023 through 2025 fiscal tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of June 30, 2026, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

NOTE 11 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the issue date of the financial statements.

NOTE 12 – SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2026

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I. Computation of Net Capital Pursuant to SEC Rule 15c3-1

Schedule II. Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:
- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

Schedule III. Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:
- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2026

Total Stockholders' Equity		$ 67,973
Deductions		
Nonallowable Assets		
FINRA E-bill	1,642	
Tax Asset	-	
CD	40,263	
Prepaid taxes	188	
Prepaid expenses	1,020	
Prepaid insurance	332	
Fees receivable	2,562	46,007
Net capital		21,966
Required net capital		5,000
Excess net capital		$ 16,966

Reconciliation between computation of Annual Audit Report and computation in Company's unaudited FOCUS Report

No material difference exists between the Company's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Computation of aggregate indebtedness:

Aggregate Indebtedness	$ 7,499
Percentage of aggregate indebtedness to net capital	34.14%

SKA Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2026

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule III
Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2026

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

S&Co Sanville & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Those Charged With Governance of
SKA Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which SKA Securities, Inc.(the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Mutual fund retailer on a direct application business; (2) Conduct a business in Section 529 municipal securities; and (3) Broker or dealer selling variable life insurance or annuities.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to (1) Mutual fund retailer on a direct application business; (2) Conduct a business in Section 529 municipal securities; and (3) Broker or dealer selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
August 25, 2026

SKA Securities, Inc.
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2026

SKA Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer on a direct application business; (2) conduct a business in Section 529 municipal securities; and (3) broker or dealer selling variable life insurance or annuities.

The Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for customers, (2) carry accounts of or for customers and (3) did not carry PAB accounts throughout the year ended June 30, 2026.

Signed,

Russel B. Walcher
President